SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2003



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom


   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F    X
               -----                         -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               No     X
         -----                -

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            .
                                                 ------------

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 17 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CP SHIPS LIMITED
                                               (Registrant)

Date:  31 July 2003
                                      By:   /s/ John K. Irving
                                           --------------------------------
                                            Name:  John K. Irving
                                            Title: Vice President, General
                                                   Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

10.1  Press Release of CP Ships Limited "CP SHIPS                         4
      DOUBLES OPERATING PROFIT TO $40 MILLION
      IN SECOND QUARTER 2003", dated 31 July 2003

                                                                  Exhibit 10.1


                       CP SHIPS DOUBLES OPERATING PROFIT
                     TO $40 MILLION IN SECOND QUARTER 2003


LONDON, UK (31 July 2003) CP Ships Limited today announced an unaudited operating income for second quarter 2003 of US $40 million, nearly double the $21 million operating profit in second quarter 2002 and a $42 million improvement from the $2 million operating loss before exceptional items of $10 million in first quarter 2003. Basic earnings per share was $0.32 compared with $0.20 in second quarter 2002 and basic loss per share before exceptional items of $0.12 in first quarter 2003. Net income was $29 million compared to $16 million in the same period 2002 and a net loss of $11 million before exceptional items in the first quarter 2003.

Volume at 558,000 teu was a quarterly record, up 12% from second quarter last year. This reflected the inclusion of Italia Line 5%, the elimination of Asia-Europe services which were discontinued at the very beginning of the quarter (6%) and underlying growth of 13%. Average freight rate on a comparable basis increased 7% from second quarter 2002 and 5% from first quarter 2003. EBITDA was $69 million and cash from operations before payments related to exceptional items $23 million in the quarter.

Operations returned to normal after a difficult first quarter. The weaker US dollar continued to adversely affect costs despite hedging gains. Fuel price was down from first quarter, but higher than last year.

Operating income before exceptional items for the first half 2003 was $38 million compared with $15 million in the same period last year. Stronger volume up 15%, higher freight rates up 5%, and lower ship network costs other than fuel were partly offset by the adverse effect of the weaker US dollar and higher fuel price. Net income after exceptional items was $8 million compared with $5 million.

During the quarter, CP Ships took delivery of Canmar Venture, a new 4100 teu ice-strengthened ship and two long-term chartered 4100 teu ships under the company's $800 million ship replacement program. In July the remaining two ice-strengthened ships, one new and one used, were delivered, thereby completing the current ship replacement program.

With completion of the current program, the proportion of owned and long-term chartered ships has increased to 63% of total capacity. As a result of service expansion, the acquisition of Italia Line and future trade growth prospects we are actively considering the addition of further owned and long-term committed ships to reduce our reliance on short and medium-term charters.

The ship fleet was 86 ships on 30th June, unchanged from 31st March.

Outlook

We are confident that continuing strong volume and the recent improvement in freight rates will drive profits for the second half of 2003 and offset the impact on our costs of a weaker US dollar, higher fuel price and more expensive charter renewals.

TransAtlantic Market

Operating income at $23 million was up $9 million on the same period in 2002, and $19 million higher than first quarter. Stronger volume, up 18%, reflected both strong underlying growth, especially North American exports, and also Italia Line, but was partly offset by higher operating costs. Average freight rates were up 11% compared with second quarter last year, and 5% from first quarter 2003, due mainly to freight rate increases on North American imports.

Australasian Market

Operating income was $7 million in second quarter 2003 slightly up from second quarter last year. Average freight rates were up 10% from second quarter last year and 3% from first quarter 2003 and with significantly lower ship network costs, this offset lower volume down 13% from second quarter 2002 due mostly to the planned consequences of the schedule restructuring.

Latin American Market

Operating income at $4 million was down from $8 million in second quarter last year, but up from breakeven in first quarter 2003. Volume was significantly higher, up more than 50% on second quarter 2002, due to the expansion of services and capacity, export trade growth and addition of Italia Line. Freight rates were down 11% from second quarter 2002 but up 1% from first quarter 2003.

Asian Market

The expansion of services and capacity in the Asia-Americas trade lane led to a significant increase in underlying volume, more than compensating for withdrawal from loss making Asia-Europe services. Higher freight rates, up 5% on a comparable basis from second quarter last year and 9% from first quarter 2003, contributed to an operating profit of $3 million in the second quarter, compared with a $10 million loss in second quarter last year and a $13 million loss in first quarter 2003.

Other Activities

Operating income at $3 million was flat compared to the second quarter last year.

Other Income Statement Items

Although short-term interest rates were lower, net interest expense at $9 million was up $6 million on second quarter 2002 due to higher borrowing, mainly to finance investment in new ships.

Income tax at $2 million was flat compared to the second quarter last year.

Liquidity and Capital Resources

Cash from operations before exceptional item related payments in the second quarter was $23 million compared to $27 million in the same period 2002.

Expenditure on capital assets in the second quarter was $20 million, including $5 million for ships under construction but excluding Canmar Venture, compared to $41 million in the same quarter last year.

During the quarter, finance was arranged on Canmar Venture under a capital lease which resulted in the reimbursement of stage payments of $22 million. The lease, denominated in GB pounds, is for a maximum term of 25 years and covers the ship's purchase price of $55 million. To remove exchange rate risk, the lease obligations have been hedged over 25 years using a currency swap to US dollars for an effective cost of US$ LIBOR plus 0.48%.

Since the end of the quarter, the used 2300 teu Cast Premier, delivered on 4th July, was paid for using existing secured bank lines of credit and the 4100 teu Canmar Spirit, delivered on 25th July, was financed on similar terms to the Canmar Venture.

Outstanding capital commitments following completion of the ship replacement program have reduced to $4 million.

Long-term debt was $703 million at 30th June 2003, up $106 million from 31st December 2002, reflecting increased borrowings to finance the ship replacement program. Net debt at 30th June 2003 was $629 million compared to $487 million at 31st December 2002.

Risk Analysis

Exchange rates
--------------

CP Ships revenue is denominated primarily in US dollars but it is exposed to a number of other currencies through local operating costs, the most significant of which are Euro, Canadian dollars and GB pounds.

At 30th June 2003, CP Ships had hedged 100% of its forecast Canadian dollar exposure for the remainder of 2003 at an average rate of C$1.58. Since the end of the quarter, its Euro hedge has increased from 58% to 100% of anticipated exposure for the remainder of 2003 using a combination of fixed rate forward contracts and put and call options, such that the exposure is limited to between $1.07 and $1.14.

Interest rate risk
------------------

At 30th June 2003, $636 million of CP Ships debt was at floating interest rates linked to LIBOR, including $385 million of bank debt, $55 million capital lease on Canmar Venture and $196 million of senior unsecured notes, the latter previously swapped from a fixed to a floating interest rate.

During the quarter, $190 million of the LIBOR exposure was swapped to a fixed rate of 1.49% for the period from 30th June 2003 to 30th June 2004.

Fuel price risk
---------------

During the quarter, 0.4 million tonnes of fuel were consumed at an average price of $156 per tonne compared with 0.3 million tonnes at $136 per tonne in the same period last year.

Since the end of the quarter, 25% of anticipated fuel purchases was hedged for the period from August to December 2003, thereby limiting price exposure to the range $138 to $164 per tonne reference Rotterdam.

Dividend

CP Ships Board of Directors has declared a dividend for second quarter 2003 of $0.04 per common share, payable on 26th August 2003 to shareholders of record on 11th August 2003.

Investment Community Conference Call

Management will discuss second quarter results in a conference call and slide presentation with the investment community on Thursday 31st July 2003 at 10.30 am EST, 3.30 pm London UK Time. The conference call and slide presentation will be webcast live through the CP Ships corporate website, www.cpships.com. The webcast will also be available in archive through 31st August 2003 on the CP Ships website.

QUARTERLY RESULTS 2003, 2002 and 2001

Unaudited                               Q2       Q1      Q4       Q3       Q2      Q1      Q4          Q3         Q2
US$ millions except volume            2003     2003    2002     2002     2002    2002    2001        2001       2001
---------------------------------------------------------------------------------------------------------------------

Volume (teu 000s)
   TransAtlantic                       305      270     284      277      256     222     233         227        245
   Australasia                          73       74      87       84       86      77      90          89         89
   Latin America                        60       53      55       48       38      33      39          41         41
   Asia                                111      109     113      106      110      95      94          96         79
   Other                                 9        8      11        9        8       9      12          16         14
---------------------------------------------------------------------------------------------------------------------
                                       558      514     550      524      498     436     468         469        468
=====================================================================================================================

Revenue
   TransAtlantic                       402      345     371      349      320     288     334         315        339
   Australasia                         129      117     143      132      136     120     140         136        142
   Latin America                        75       64      71       63       54      50      59          62         63
   Asia                                158      138     145      137      123     103     115         124        108
   Other                                28       22      24       23       18      17      21          26         23
---------------------------------------------------------------------------------------------------------------------
                                       792      686     754      704      651     578     669         663        675
=====================================================================================================================

Expenses
   TransAtlantic                       379      341     350      332      306     280     305         301        321
   Australasia                         122      111     130      121      130     123     133         127        132
   Latin America                        71       64      69       58       46      44      52          52         56
   Asia                                155      151     150      141      133     122     128         126        107
   Other                                25       21      21       18       15      15      16          23         20
---------------------------------------------------------------------------------------------------------------------
                                       752      688     720      670      630     584     634         629        636
=====================================================================================================================

Operating income/(loss)(1)
   TransAtlantic                        23        4      21       17       14       8      29          14         18
   Australasia                           7        6      13       11        6     (3)       7           9         10
   Latin America                         4        0       2        5        8       6       7          10          7
   Asia                                  3     (13)     (5)      (4)     (10)    (19)    (13)         (2)          1
   Other                                 3        1       3        5        3       2       5           3          3
---------------------------------------------------------------------------------------------------------------------
                                        40      (2)      34       34       21     (6)      35          34         39
=====================================================================================================================


Analysis of expenses
   Container shipping operations       616      565     596      558      520     474     524         519        524
   General and administrative          108       96     101       89       88      89      87          91         92
   Depreciation and                     29       28      30       23       20      20      23          19         16
    amortization
   Other                               (1)      (1)     (7)        0        2       1       0           0          4
---------------------------------------------------------------------------------------------------------------------
                                       752      688     720      670      630     584     634         629        636
=====================================================================================================================

(1)  Before an exceptional charge in Q3 2001 of $44 million, a credit in Q4 2001 of $1 million, a credit in Q4 2002 of $2 million and a charge in Q1 2003 of $10 million.

OPERATING DATA

      Unaudited

      EBITDA(1)                              Q2       Q1      Q4       Q3       Q2       Q1       Q4      Q3       Q2
      US$ millions                         2003     2003    2002     2002     2002     2002     2001    2001     2001
      ----------------------------------------------------------------------------------------------------------------

                                             69       26      64       57       41       14       58      53       55


      Quarterly Freight Rate
      Changes                                Q2      Q1       Q4       Q3       Q2       Q1      Q4       Q3       Q2
      Percentage change(2)                 2003    2003     2002     2002     2002     2002    2001     2001     2001
      ----------------------------------------------------------------------------------------------------------------


      TransAtlantic                           5     (1)        6      (1)      (6)      (6)     (3)      (2)      (3)
      Australasia                             3       3        2        2        -      (3)     (4)      (2)      (2)
      Latin America                           1     (3)      (4)      (1)      (4)      (4)     (5)      (1)      (2)
      Asia                                    9     (5)        -       10        2     (10)     (5)      (8)

      ----------------------------------------------------------------------------------------------------------------
                                              5     (2)        1        3      (2)      (7)     (4)      (1)      (1)
      ================================================================================================================



      Operating Lease
      Rentals                                Q2      Q1       Q4       Q3       Q2       Q1      Q4       Q3       Q2
      US$ millions                         2003    2003     2002     2002     2002     2002    2001     2001     2001
      ----------------------------------------------------------------------------------------------------------------

      Ships                                  44      40       57       52       49       52      62       77       83
      Containers                             39      38       36       34       31       30      32       33       33
      Other                                   8       7        9        6        6        6       4        4        5

      ----------------------------------------------------------------------------------------------------------------
                                             91      85      102       92       86       88      98      114      121
      ================================================================================================================




Ships
-----------------------------------------------------------------------------------------------------------------------

Number of ships employed at 30th June 2003                                       86




Containers
-----------------------------------------------------------------------------------------------------------------------

Fleet in teu at 30th June 2003                                                   450,000


(1)  Earnings before interest, tax, depreciation, amortization, exceptional items and minority interests. This term does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(2)  Percentage increase/(decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to substantial change in mix of trade lanes during the period. Asia-Europe is excluded in Q2 2003. Total is all trade lanes.


                                                          10

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                Three months                  Six months
US$ millions except per share amounts                                    to 30th June                 to 30th June
                                                                      2003           2002         2003          2002
----------------------------------------------------------------- -------------- ------------- ------------ --------------

Revenue
   Container shipping operations                                       792           651          1,478         1,229

Expenses
   Container shipping operations                                       616           520          1,181           994
   General and administrative                                          108            88            204           177
   Depreciation and amortization of intangible assets                  29             20             57            40
   Currency exchange (gain)/loss                                       (1)             1             (2)            2
   Loss on disposal of property, plant and equipment                    -              1              -             1

                                                                  -------------- ------------- ------------ --------------
                                                                       752           630          1,440         1,214

Operating income before exceptional items                               40            21             38            15
   Exceptional items (note 2)                                            -             -            (10)            -

                                                                  -------------- ------------- ------------ --------------

Operating income                                                        40            21             28            15

   Interest expense, net                                                (9)           (3)           (17)           (6)
   Income tax expense                                                   (2)           (2)            (3)           (4)

                                                                  -------------- ------------- ------------ --------------
Net income available to common shareholders                            $29           $16             $8            $5
                                                                  -------------- ------------- ------------ --------------


Average number of common shares outstanding (millions) (note 3)        89.8           80.0           89.8          80.0

Earnings per common share basic (note 3)                               $0.32          $0.20          $0.09         $0.06

Earnings per common share diluted (note 3)                             $0.31          $0.20          $0.09         $0.06



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                Three months                 Six months
US$ millions                                                             to 30th June                to 30th June
                                                                      2003           2002         2003          2002
----------------------------------------------------------------- -------------- ------------- ------------ -------------

Balance, beginning of period                                           522           495            547           509
Net income available to common shareholders                             29            16              8             5

                                                                  -------------- ------------- ------------ -------------
                                                                       551           511            555           514

Dividends on common shares                                              (3)           (3)            (7)           (6)

                                                                  -------------- ------------- ------------ -------------
Balance, 30th June                                                    $548          $508           $548          $508
                                                                  -------------- ------------- ------------ -------------

CONSOLIDATED BALANCE SHEETS

Unaudited                                                                  30th June                 31st December
US$ millions                                                                 2003                        2002
----------------------------------------------------------------- ---------------------------- --------------------------

Assets

Current assets
   Cash and cash equivalents                                                   74                          110
   Accounts receivable                                                        532                          526
   Prepaid expenses                                                            53                           46
   Inventory                                                                   23                           21
                                                                  ---------------------------- --------------------------
                                                                              682                          703

Property, plant and equipment at cost                                       1,623                        1,485
Accumulated depreciation                                                     (385)                        (329)
                                                                  ---------------------------- --------------------------
                                                                            1,238                        1,156
                                                                  ---------------------------- --------------------------

Deferred charges                                                               15                           16
Goodwill                                                                      598                          598
Other intangible assets                                                         9                           10
Other assets                                                                    5                            4

                                                                  ---------------------------- --------------------------
                                                                           $2,547                       $2,487
                                                                  ---------------------------- --------------------------
Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities                                   600                          658
   Long-term debt due within one year                                          20                           15
                                                                  ---------------------------- --------------------------
                                                                              620                          673

Long-term liabilities
   Long-term debt due after one year                                          683                          582
   Future income taxes                                                          7                            7
                                                                  ---------------------------- --------------------------
                                                                              690                          589
Shareholders' equity
   Common share capital                                                       685                          685
   Contributed surplus                                                          4                            1
   Retained earnings                                                          548                          547
   Cumulative foreign currency translation adjustments                          -                           (8)
                                                                  ---------------------------- --------------------------
                                                                            1,237                        1,225

                                                                  ---------------------------- --------------------------
                                                                           $2,547                       $2,487
                                                                  ---------------------------- --------------------------

CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                Three months                 Six months
US$ millions                                                             to 30th June                to 30th June
                                                                       2003          2002          2003          2002
----------------------------------------------------------------- -------------- ------------- ------------ -------------

Operating activities
   Net income for period                                               29             16            8            5
   Depreciation and amortization of intangible assets                  29             20           57           40
   Exceptional items                                                    -              -           10            -
   Amortization of deferred charges                                     1              1            2            2
   Loss on disposal of property, plant and equipment                    -              1            -            1
   Restricted share awards                                              2              -            3            -
   Other                                                                2             (1)           3            1
                                                                  -------------- ------------- ------------ -------------
                                                                       63             37           83           49

   Increase in non-cash working capital                               (40)           (10)         (79)         (22)

                                                                  -------------- ------------- ------------ -------------
   Cash flow from operations before exceptional item related
   payments                                                            23             27            4           27

   Exceptional item related payments                                   (3)            (5)          (4)          (9)

                                                                  -------------- ------------- ------------ -------------
Cash flow from operations                                              20             22            -           18

Financing activities
   Increase in long-term debt                                          10             35           74           35
   Repayment of long-term debt                                        (19)            (4)         (23)          (8)
   Deferred charges                                                     -             (1)          (1)          (2)
   Reimbursement of ship stage payments                                22              -           22            -
   Common share dividends paid                                         (3)            (3)          (7)          (6)
                                                                  -------------- ------------- ------------ -------------
   Cash inflow from financing activities                               10             27           65           19

Investing activities
   Additions to property, plant and equipment                         (20)           (41)        (103)         (57)
   Proceeds from disposals of property, plant and equipment             1              -            2            4
                                                                  -------------- ------------- ------------ -------------
   Cash outflow from investing activities                             (19)           (41)        (101)         (53)

Cash position*
   Increase/(decrease) in cash and cash equivalents                    11              8          (36)         (16)
   Cash and cash equivalents at beginning of period                    63             92          110          116

                                                                  -------------- ------------- ------------ -------------
   Cash and cash equivalents at end of period                         $74           $100          $74         $100
                                                                  -------------- ------------- ------------ -------------


* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months

SEGMENT INFORMATION

Unaudited                                                                Three months                   Six months
US$ millions except volume                                               to 30th June                  to 30th June
                                                                      2003           2002           2003           2002
---------------------------------------------------------------- -------------- -------------- -------------- --------------

Volume (teu 000s)
   TransAtlantic                                                      305            256            575            478
   Australasia                                                         73             86            147            163
   Latin America                                                       60             38            113             71
   Asia                                                               111            110            220            205
   Other                                                                9              8             17             17

                                                                 -------------- -------------- -------------- --------------
                                                                      558            498           1,072           934
                                                                 -------------- -------------- -------------- --------------
Revenue
   TransAtlantic                                                      402            320            747            608
   Australasia                                                        129            136            246            256
   Latin America                                                       75             54            139            104
   Asia                                                               158            123            296            226
   Other                                                               28             18             50             35

                                                                 -------------- -------------- -------------- --------------
                                                                     $792           $651         $1,478         $1,229
                                                                 -------------- -------------- -------------- --------------
Expenses
   TransAtlantic                                                      379            306            720            586
   Australasia                                                        122            130            233            253
   Latin America                                                       71             46            135             90
   Asia                                                               155            133            306            255
   Other                                                               25             15             46             30

                                                                 -------------- -------------- -------------- --------------
                                                                     $752           $630         $1,440         $1,214
                                                                 -------------- -------------- -------------- --------------
Operating income/(loss)(1)
   TransAtlantic                                                       23             14             27             22
   Australasia                                                          7              6             13              3
   Latin America                                                        4              8              4             14
   Asia                                                                 3            (10)           (10)           (29)
   Other                                                                3              3              4              5

                                                                 -------------- -------------- -------------- --------------
                                                                      $40            $21            $38            $15
                                                                 -------------- -------------- -------------- --------------


(1) Before exceptional items (note 2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.  Basis of Presentation

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2002 annual consolidated financial statements. The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality.

2.  Exceptional Items

The exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship resulting in the closure of certain UK offices. This restructuring will be completed by the end of 2003. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million.

3.  Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Dilutive earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method. Weighted average shares including the dilutive effect of stock options and non-vested restricted shares are as follows:

                                                                       Three months                 Six months
(millions of shares)                                                   to 30th June                to 30th June
                                                                     2003         2002          2003          2002
---------------------------------------------------------------- ------------- ------------ ------------- -------------

Weighted average number of common shares outstanding
   - basic earnings per share
                                                                     89.8         80.0          89.8          80.0

Effect of diluted securities - stock options                          1.0          1.1           0.8           1.1
                            - unvested restricted shares              1.7            -           1.7             -

Weighted average number of common shares outstanding
   - diluted earnings per share
                                                                     92.5         81.1          92.3          81.1

4.  Stock-Based Compensation

In March 2003, the company granted senior employees 1,566,833 stock options and 1,044,579 restricted shares vesting on 1st December 2005. Vesting of one-third of the restricted shares and all of the stock options is contingent on the achievement by the company of certain financial performance targets/criteria.

The company has elected not to recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option pricing model to assess the fair value of the 1,566,833 options granted to employees and directors in March 2003 (none in the six months ended 30th June 2002) with the following assumptions:

             Dividend yield                                  1.4%
             Volatility                                      30.0%
             Risk-free interest rate                         4.5%
             Expected life (years)                             5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:

                                                                      Three months                Six months
US$ millions except per share amounts                                 to 30th June               to 30th June
                                                                   2003          2002         2003          2002
-------------------------------------------------------------- ------------- ------------- ------------ -------------

Net income available to common shareholders
   As reported                                                      $29           $16           $8           $5
   Pro forma                                                        $28           $16           $7           $5

Earnings per common share - basic
   As reported                                                      $0.32         $0.20         $0.09        $0.06
   Pro forma                                                        $0.31         $0.20         $0.08        $0.06

Earnings per common share - diluted
   As reported                                                      $0.31         $0.20         $0.09        $0.06
   Pro forma                                                        $0.30         $0.20         $0.08        $0.06


Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.

The company has recognized compensation expense of $3 million for the six months ended 30th June 2003 and $2 million for the three months ended 30th June 2003 (nil for the three and six months ended 30th June 2002) relating to restricted share awards granted in March 2003 and October 2001.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 36 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 86 ships and 450,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.